UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)

ExpressJet Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30218U108

(CUSIP Number)

Copy to:

Scott N. Gierke

McDermott Will & Emery LLP

227 West Monroe Street

Chicago, IL 60606-5096

November 30, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]Rule 13d-1(b)
[	]Rule 13d-1(c)
[	]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 30218U108	Schedule 13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY) State Street Bank & Trust Company as Investment Manager for the Continental Retirement Plan Trusts
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 5,284,000
6.	SHARED VOTING POWER 0
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 5,284,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,284,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.78% based on 54,056,236 shares outstanding on November 7, 2005
12.	TYPE OF REPORTING PERSON BK

CUSIP No. 30218U108                                                                                                                                     Schedule 13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY) State Street Bank & Trust Company in various fiduciary capacities
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 1,676,401
6.	SHARED VOTING POWER 0
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 1,676,401
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,676,401
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.10% based on 54,056,236 shares outstanding on November 7, 2005
12.	TYPE OF REPORTING PERSON BK

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act.

(b)	☒	Bank as defined in section 3(a)(6) of the Act.

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act.

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	[ ]	An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	☒	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G).

(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	[ ]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to section 240.13d-1(c), check this box: [ ]

Item 4	Ownership.

(a)	Amount beneficially owned:	6,960,401

(b)	Percent of class:	12.88%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:                        6,960,401

(ii) Shared power to vote or to direct the vote:                  0

(iii) Sole power to dispose or to direct the disposition of:                0

(iv) Shared power to dispose or to direct the disposition of:            6,960,401

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.           Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2005

State Street Bank & Trust Company as Investment Manager for The Continental Retirement Plan Trust

By:          /s/ Sydney Marzeotti

Sydney Marzeotti

Its:          Vice President